Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Name	Jurisdiction
Capitol Intermediate Holdings, LLC	Delaware
Capitol Investment Merger Sub 2, LLC	Delaware
NESCO Holdings II, Inc.	Delaware
NESCO, LLC	Indiana
NESCO Finance Corporation	Delaware
NESCO International, LLC	Delaware
NESCO Investments, LLC	Delaware
NESCO El Alquiler S. de R.L. de C.V.	Mexico